SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                  FORM N-18F-1


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940





                           THE MARSICO INVESTMENT FUND


                           (Exact Name of Registrant)


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                            NOTIFICATION OF ELECTION


         The undersigned registered open-end investment company, on behalf of the Marsico Focus Fund and the Marsico Growth & Income Fund (each, a "Portfolio"), hereby notifies the Securities and Exchange Commission that each Portfolio elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Denver and the State of Colorado on the ___ day of December, 1997


                                            THE MARSICO INVESTMENT FUND



                                            By:
                                            Name:    Christopher J. Marsico
                                            Title:   Vice President


Attest:



Barbara M. Japha
Secretary